

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 5, 2008

Robert R. Harl
President and Chief Executive Officer
Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027

> **Re:** **Willbros Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 12, 2008**
> **File No. 333-155281**
>
> **Annual Report on Form 10-K for the fiscal year**
> ** ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-11953**

To Mr. Harl:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-4</u>

<u>General</u>

<u>Summary, page 1</u>

<u>Comparison of Rights of Stockholders, page 5</u>

1.   Please provide a brief overview in this section of the material differences between the rights of Willbros Panama stockholders under Panama law and Willbros Panama's charter documents as compared to the rights they will have as stockholders of the registrant under Delaware law and the registrant's charter documents. For example, please highlight the differences in voting required for the election of directors, stockholders' powers to call special meetings, and the ability of stockholders to act by written consent.

<u>Material Income Tax Consequences, page 31</u>

2.   You "urge" and "encourage" the reader to consult with its own tax advisors. That language is acceptable, whereas the statement that it "should consult" is not. Please revise the disclosure, including the related text in the Summary section, accordingly.

<u>Material U.S. Federal Income Tax Consequences, page 31</u>

3.   If Sidley Austin rendered an opinion regarding the tax consequences with respect to ownership and disposition of Willbros Delaware common stock, revise to make this clear rather than suggesting that the text merely is a "fair and accurate summary" of the consequences.

<u>Tax Consequences of the Internal Spin-Off, page 34</u>

4.   We note your disclosure at page 34 that the tax ruling provides that no gain or loss will be recognized by the registrant on its receipt of the Willbros USA common stock in the Internal Spin-Off except for any income inclusion that would arise as the result of Willbros Panama having been a "controlled foreign corporation" under the Code. However, it appears from the opinion of your U.S. counsel regarding U.S. tax consequences that was filed as Exhibit 8.1 that such tax ruling did not apply to any income inclusion resulting from the application of Treas. Reg. Section 1.367(b)-5(a) and (c). Please revise your filing to reflect such information, and to disclose the related opinion from your U.S. tax counsel.

Signatures, page II-4

5.   We note your disclosure at page 16 that when the merger is completed, all of the directors and executive officers of Willbros Panama will be the directors and executive officers of the registrant. We note also that although the definitive proxy statement of Willbros Panama that was filed on April 23, 2008 disclosed that Willbros Panama has nine directors, only three directors of the registrant signed the registration statement. Please advise whether a majority of the registrant's board of directors has signed the registration statement. Note that the instructions to Form S-4 require that a registration statement on Form S-4 be signed by, among others, at least a majority of the board of directors or persons performing similar functions.

Exhibits

6.   With respect to the opinions of your U.S. counsel and Dutch counsel regarding tax matters, please obtain and file opinions that do not suggest that investors are not entitled to rely on the opinions.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

General

7.   We note the disclosure on page 94 of your Form 10-K regarding your settlement with OFAC as a result of alleged violations of the Sudanese Sanctions Regulations. We note also that a dropdown menu on your website enables nationals of Sudan to request information from you as investors. As you know, Sudan is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please clarify for us whether you have past, current, or anticipated contacts with Sudan, through direct or indirect arrangements, other than those which you have previously discussed as the subject of the OFAC investigation. Please describe the nature and extent of any such contacts. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into Sudan, and any agreements, commercial arrangements, or other contacts you have had or anticipate having with the government of Sudan or entities controlled by that government.

8.   In addition, please tell us, in reasonable detail and with a view to disclosure the terms and ramifications of your settlement with OFAC. In this regard, we note that there appears to be a typographical error in the dollar amount disclosed as the dollar amount of your settlement with OFAC.

9.   Please discuss the materiality of any contacts with Sudan described in response to the foregoing comments, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Sudan.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Robert R. Harl
Willbros Group, Inc.
December 5, 2008
Page 5

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                                    Sincerely,

                                                    H. Roger Schwall
                                                    Assistant Director

cc: via facsimile

        Greg S. Scharlau, Esq.
        (918) 586-8548